Exhibit B.II – Information on appraiser

(as per Article 21 of CVM Instruction No. 481/09)

1. List the appraisers recommended by Management.

Apsis Consultoria e Avaliações Ltda., headquartered at Rua da Assembleia, 35, 12º andar, Centro, Rio de Janeiro/RJ, enrolled with the national taxpayer’s register (CNPJ/MF) under No. 08.681.365/0001-30 (“Apsis”).

2. Describe the qualification of appraisers recommended.

Apsis informs that for more than 30 years it has been providing advisory services to the largest and most important companies in Brazil, Latin America and Europe for the valuation of companies, brands and other intangible assets, besides undertaking asset valuations, consultancy and real estate business, fixed asset management and corporate sustainability. Its staff is highly qualified and up-to-date with changes in the market.

Apsis complies with the international standards of ASA – American Society of Appraisers (Washington, DC), through USPAP – Uniform Standards of Professional Appraisal Practice, as well as ethical standards. Apsis is a member of IBAPE – the Brazilian Institute of Appraisal and Engineering Reports, a professional association composed of engineers, architects and accredited companies operating in the area of appraisals and expert reporting, the standards of which were based on the principles of the international rules of IVSC - International Valuation Standards Committee and UPAV – Union of Pan-American Appraisers, IVSC’s international appraisal standards committee, composed of national entities on the American continent concerned with the appraisal of procedures routinely undertaken in Brazil.

3. Provide a copy of work proposals and appraisers’ compensation.
See proposal in Exhibit B.II.3.

4. Describe any significant relationship during the past three (3) years between the appraisers recommended and the company’s related parties, as defined by the accounting standards referring to this issue.

Apsis and its professionals in charge of appraisal declare they do have not maintained any significant relationship during the past 3 years with any of the Company’s related parties, as defined by the accounting standards referring to this issue.